UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 28, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, March 28, 2025.

E-NOTA-20250328-58435

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Climatic Event in Bahía Blanca, Province of Buenos Aires. March 7, 2025.

Dear Sirs,

I am writing to Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets) in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (the “Company” or “tgs”), to supplement the Material Fact submitted on March 10, 2025, in connection with the floods that hit the City of Bahía Blanca and surrounding areas, with direct impact on Cerri Complex.

The main operational objective has been to restore in a reliable and safe manner operations related to the Natural Gas Transportation Public Service. In this respect, I hereby inform that on March 14, after performing the corresponding operating tests, the Fiat Compression Plant was in operating reserve and on March 24 Solar Compression Plant was put into operation.

Additionally, communications and links between Cerri Complex and the rest of the Company were reestablished. Also, a large part of Cerri Complex got power and high voltage entry and medium and low voltage central distribution were enabled.

Works to power all the facilities and systems are ongoing, as, to date, they are powered by portable equipment due to lack of reliability of the external energy supplier, which was also severely hit by the climatic event.

Likewise, works to soon put into operation liquids production are ongoing.

We will continue to report insofar as we have further details on the matter.

Yours sincerely,

Hernán Diego Flores Gomez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 28, 2025.